SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
Commission file number: 000-11448
NewBridge Bank Employees’ 401(K) Plan
(Full title of the plan)
NewBridge Bancorp
(Name of issuer of securities)
1501 Highwoods Blvd., Suite 400 Greensboro, North Carolina 27410
(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007 and for the Year Ended December 31, 2008

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[LETTERHEAD OF Grant Thornton LLP]
To the Participants and Administrator of the
NewBridge Bank Employees’ 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in nets assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Raleigh, North Carolina
June 26, 2009

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Cash and cash equivalents	$3,390	$57,712
Investments:
Mutual funds	7,333,912	7,117,034
Common stock	476,309	1,360,072
Common collective trust	1,593,649	1,268,326
Participant loans	214,817	—

Total investments	9,618,687	9,745,432

Receivables:
Employer’s contributions	—	28,098
Accrued interest and dividends	—	20,721

Total receivables	—	48,819

Net assets available for benefits at fair value	9,622,077	9,851,963

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	172,433	32,709

Net assets available for benefits	$9,794,510	$9,884,672

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2008

2008
Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(4,720,770)
Interest and dividends	85,588

Net loss on investment	(4,635,182)

Contributions:
Employer	865,055
Participant	1,565,456
Rollover	109,319

Total contributions	2,539,830

Benefits paid to participants	(3,097,610)
Administrative expenses	(46,326)

Net decrease before transfer from other plan	(5,239,288)

Transfer from other plan (Note 1)	5,149,126

Net decrease	(90,162)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,884,672

End of year	$9,794,510

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
1 Description of Plan
The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, which prevail in all cases.
General
The Plan was adopted by the Board of Directors of Lexington State Bank (“LSB Bank”) the predecessor of NewBridge Bank (the “Bank”) to be effective as of June 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Bank, a North Carolina chartered non-member bank, is the successor entity to LSB Bank. In November 2007, FNB Southeast, a NC chartered member bank, merged with and into LSB Bank, and the combined bank was renamed “NewBridge Bank”. Effective January 1, 2008, the FNB Southeast 401(k) retirement plan merged with, and its net assets were transferred to, the Plan.
The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company.
Contributions
The Plan is sponsored by the Bank. For the years ended December 31, 2008 and 2007, employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) on the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective compensation deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Administrative Committee of the Plan. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Bank’s matching contributions are discretionary and are determined by the Bank at the beginning of each Plan year. The Bank’s matching contribution for 2008 was 100% of the first 3% and 50% of the next 2%, and for 2007 was 50% of the first 6%, of a participant’s compensation deferred as an elective employee compensation deferral contribution. Bank contributions for the year ended December 31, 2007, began after one year of service.
Participant Accounts
Each participant’s account is credited with the participant’s voluntary contribution as well as the Bank’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan documents. Each participant is entitled to the benefit that can be provided from the participant’s vested account.
Vesting
A participant’s interest in his or her account is 100% vested for all elective 401(k) deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the NewBridge Bancorp Unitized Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Withdrawals
Participants may withdraw all or a portion of their vested account balances (other than amounts received as Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1.00%.
Principal and interest is paid ratably through periodic payroll deductions. Loans must be repaid within a period of five years, unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed ten years.
Administrative Expenses
The Plan pays administrative expenses, including trustee and record keeping fees.
2 Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.
Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among 20 mutual funds, the NewBridge Bancorp unitized common stock fund and a common collective trust which is invested in synthetic guaranteed investment contracts (the “GIC”), each offering different degrees of risk and return.
The Plan’s investments are stated at fair value. The fair value of common stock was determined by closing prices at the end of the Plan year. Shares of mutual funds and the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The synthetic GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3). Investments in participant loans are stated at the outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gains distributions on mutual funds are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. The Plan presents in the statement of changes of net assets available for benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on investments held at year end.
The Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”), as of January 1, 2008. SFAS 157, which provides a framework for measuring fair value, requires that an entity determine fair value based on the principal market for the asset or liability being measured. Refer to Note 5 for additional information.

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Cash and Cash Equivalents
Cash and cash equivalents include cash and interest-bearing deposit accounts.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3 Synthetic Guaranteed Investment Contracts
The Plan invests in a common collective trust which is substantially invested in fully benefit-responsive synthetic guaranteed investment contracts. The contracts are credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.
There are no reserves for credit risk of the contract issuers or otherwise. The average yield and crediting interest rates were approximately 6.44%and 3.27% respectively in 2008 and 5.84% and 4.44% respectively in 2007. The interest rate is reset quarterly based on market yields.
As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the synthetic GIC, with an adjustment to present contract value.
4 Investments
At December 31, 2008 and 2007, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

S.E.I. Stable Asset Fund	$1,593,649	$1,268,327
American Funds Balanced Fund	1,298,685	1,132,119
American Funds Fundamental Investors	1,193,510	1,520,120
American Funds The Growth Fund of America	1,116,500	1,325,635
Pimco Total Return Admin Fund	922,302	646,941
T. Rowe Price Mid Cap Growth Fund	750,616	788,087
American Funds Capital World Growth & Income Fund	597,465	—
NewBridge Bancorp Unitized Stock Fund	476,309	1,360,072
Oppenheimer Global Fund	—	634,775

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The Plan’s investments (including investments bought and sold, as well as held during the period) had net depreciation in value during the year as follows:

2008
Mutual funds	$(3,518,634)
Common stock	(1,192,089)
Other	(13,052)

Net depreciation in fair value of investments	(4,720,770)
Interest and dividends	85,588

Net loss on investment	$(4,635,182)

5 Fair Value of Financial Instruments
SFAS 157 defines fair value, establishes a framework for measuring fair value of assets and liabilities for financial statement purposes and expands disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy with the highest level priority given to quoted prices in active markets for identical assets or liabilities. The next level of priority is given to other than quoted prices that are observable for the asset or liability while the lowest priority is given to unobservable inputs. The fair value measurement requirements in SFAS 157 supersedes the requirements of various other statements of the Financial Accounting Standards Board that required fair value valuation and establishes a more consistent basis for determining the fair value. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:
December 31, 2008 — Assets measured at fair value

	Quoted prices in active	Significant other	Significant
	markets for identical assets	observable inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$7,333,912	$—	$—	$7,333,912
Common stock	476,309	—	—	476,309
Common collective trust	1,440,659	129,086	23,904	1,593,649
Participant loans	—	—	214,817	214,817

Total assets at fair value	$9,250,880	$129,086	$238,721	$9,618,687

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008

	Common collective trust	Participant loans
Balance, December 31, 2007	$77,279	$—
Net realized and unrealized gain/(loss)	(9,201)	—
Purchases, sales, issuances and settlements, net	(35,860)	214,817
Net transfers in and/or out of Level 3	(8,314)	—

Balance, December 31, 2008	$23,904	$214.817

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
6 Party-in-Interest Transactions
The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2008, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totalled $46,326 for the year ended December 31, 2008.
7 Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8 Tax Status
The Plan received its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9 Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue making contributions at any time and to terminate the Plan subject to the provisions of ERISA.
10 Reconciliations to Form 5500
The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Fair value of net assets per the financial statements	$9,794,510	$9,884,672
Adjustment to contract value of common collective trust	(172,433)	(32,709)

Net assets per the Form 5500	$9,622,077	$9,851,963

2008
Net depreciation in fair value of investments per the financial statements	$(4,720,770)
Change during the year in fair value compared to contract value of common collective trust	(139,724)

Net depreciation in investments per the Form 5500	$(4,860,494)

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

	(b)	(c)		(e)
	Identity of issuer, borrower,	Description of	Number of	Market
(a)	lessor or similar party	Instrument	shares/units	value
	S.E.I. Stable Asset Fund	common collective trust	1,593,649	$1,593,649
	American Funds Balanced Fund	mutual fund	94,176	1,298,685
	American Funds Fundamental Investors	mutual fund	47,760	1,193,510
	American Funds The Growth Fund of America	mutual fund	54,623	1,116,500
	Pimco Total Return Admin Fund	mutual fund	90,957	922,302
	T. Rowe Price Mid Cap Growth Fund	mutual fund	22,976	750,616
	American Funds Capital World Growth & Income Fund	mutual fund	22,486	597,465
*	NewBridge Bancorp Unitized Stock Fund	common stock	290,432	476,309
	Royce Low-Priced Stock Fund	mutual fund	43,036	394,207
	Blackrock Intermediate Government Fund	mutual fund	34,594	362,544
	Vanguard Windsor II Fund	mutual fund	11,455	218,897
	Dodge & Cox International Stock Fund	mutual fund	9,854	215,792
*	Plan participant loans	participant loans	—	214,817
	T. Rowe Price Mid Cap Value Fund	mutual fund	14,419	205,761
	American Funds Euro Pacific Growth Fund	mutual fund	2,062	57,633

	Total			$9,618,687

*	Denotes a party-in-interest as defined by ERISA.

Note:	Column (d) has been omitted as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(K) Plan

Date: June 26, 2009	By:	/s/ Richard M. Cobb Richard M. Cobb
(Senior Vice President, Controller and Chief Accounting Officer), NewBridge Bank

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm